Holdco Nuvo Group D.G Ltd.

94 Yigal Alon St.

Tel Aviv, Israel 6789155

July 25, 2024

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana and Abby Adams

RE:	Holdco Nuvo Group D.G Ltd. (the “Company”)
Withdrawal of Registration Withdrawal Request Previously Made on Form RW (File No. 333-279737)

Ladies and Gentlemen:

We have determined that the registration withdrawal request filed on July 25, 2024 on Form RW (the “Form RW”) was made in error. Therefore, it is in the best interests of the Company and the public that the Form RW filing be withdrawn.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request that the Form RW registration withdrawal request be withdrawn.

[Signature page follows]

Very truly yours,

Holdco Nuvo Group D.G Ltd.

By:	/s/ Robert Powell
Name: Robert Powell
Title: Chief Executive Officer